

Mail Stop 4631

June 12, 2009

Via U.S. mail and facsimile

Bonnie L. Herron
Chief Financial Officer
Intelligent Systems Corporation
4355 Shackleford Road
Norcross, GA 30093

>   **RE: Intelligent Systems Corporation**
>   **Registration Statement on Form S-1/A**
>   **Filed June 9, 2009**
>   **File No. 333-159497**

Dear Ms. Herron:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In this amendment, we note the inclusion of language on the cover and throughout the prospectus that indicates that you may take action to extend the offering period beyond 30 days. Your Form 8-K dated June 8, 2009 also announces an offering period longer than 30 days. It therefore appears as though the subject offering meets the requirements of Rule 415(a)(1)(ix). Please revise your

registration statement as appropriate or otherwise advise us as to why this provision of Rule 415 would not apply to the subject offering.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 if you have any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Larry D. Ledbetter, Esq.
        Ledbetter Johnson Wanamaker Glass LLP
        1175 Peachtree Street, NE
        100 Colony Square, Suite 1100
        Atlanta, GA 30361